UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. 10 )*


                               DONEGAL GROUP INC.
                               ------------------
                                (Name of Issuer)


                          Common Stock, $1.00 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   257701 10 2
                                 --------------
                                 (CUSIP Number)

 Ralph G. Spontak, Senior Vice President, Chief Financial Officer and Secretary
                        Donegal Mutual Insurance Company
                  1195 River Road, Marietta, Pennsylvania 17547

                                 (717) 426-1931
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 31, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 11 pages

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 257701 10 2                                         Page 2 of 11 Pages
-------------------------                             --------------------------

--------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
      |
      |      Donegal Mutual Insurance Company
      |      I.R.S. I.D. No. 23-1336198
--------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      |      N/A
      |      (a) ____
      |      (b) ____
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS (See Instructions)
      |
      |      00
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)                                         |_|
      |      N/A
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      Pennsylvania
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |   5,249,324.768 shares
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |   N/A
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   5,249,324.768 shares
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |   N/A
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |   5,249,324.768 shares
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES (See Instructions)
    |   N/A                                                                |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |   62.1%
--------------------------------------------------------------------------------
14  |   TYPE OF REPORTING PERSON (See Instructions)
    |
    |   IC   HC
--------------------------------------------------------------------------------

                                                              Page 3 of 11 Pages


Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby supplemented as follows:

     On February 16, 1999, Donegal Mutual Insurance Company ("DMIC") purchased 32,421.221 shares of Donegal Group Inc. ("DGI") Common Stock pursuant to the DGI Dividend Reinvestment Plan at a price of $12.525 per share, representing the average of the closing prices of DGI Common Stock on February 9, 10, 11, 12 and 15, 1999 for a total cost of $406,076.

     Between March 31, 1999 and May 17, 1999, DMIC, pursuant to its publicly announced program of purchasing DGI Common Stock from time to time in the Nasdaq National Market at prevailing market prices pursuant to SEC Rule 10b-18 and in privately negotiated transactions, made the following purchases of DGI Common Stock in the Nasdaq National Market:

                                         Number
                                        of Shares                    Per Share                     Aggregate
Date of Purchase                        Purchased                  Purchase Price                Purchase Price
----------------                        ---------                  --------------                --------------
March 31, 1999                            1,000                       $12.75                        $  12,750
April 1, 1999                            12,000                        11.83                          141,960
                                         ------                                                      --------
                                         13,000                                                      $154,710
                                         ======                                                      ========


     On May 17, 1999, DMIC purchased 37,145.877 shares of DGI Common Stock pursuant to the DGI Dividend Reinvestment Plan at a price of $12.00 per share, representing the average of the closing prices per share of DGI Common Stock on May 10, 11, 12, 13 and 14, 1999, for a total cost of $445,751.

     Between May 20, 1999 and August 16, 1999, DMIC, pursuant to its publicly announced program of purchasing DGI Common Stock from time to time in the Nasdaq National Market at prevailing market prices pursuant to SEC Rule 10b-18 and in privately negotiated transactions, made the following purchases of DGI Common Stock in the Nasdaq National Market:

                                                              Page 4 of 11 Pages

                                         Number
                                        of Shares                      Per Share                     Aggregate
Date of Purchase                        Purchased                   Purchase Price                Purchase Price
----------------                        ---------                   --------------                --------------
May 20, 1999                               1,000                       $11.625                         $11,625
May 24, 1999                               1,000                        11.125                          11,125
June 1, 1999                               1,000                        10.625                          10,625
June 3, 1999                               1,000                        10.500                          10,500
June 8, 1999                               1,000                        10.500                          10,500
June 11, 1999                              5,000                        11.250                          56,250
June 16, 1999                              1,000                        10.625                          10,625
June 25, 1999                              1,000                        10.875                          10,875
June 30, 1999                              1,000                        11.125                          11,125
                                          ------                                                      --------
                                          13,000                                                      $143,250
                                          ======                                                      ========

     On August 16, 1999, DMIC purchased 44,080.647 shares of DGI Common Stock pursuant to the DGI Dividend Reinvestment Plan at a price of $10.188 per share, representing the average of the closing prices per share of DGI Common Stock on August 9, 10, 11, 12 and 13, 1999, for a total cost of $449,094.

     Between August 17, 1999 and November 15, 1999, DMIC, pursuant to its publicly announced program of purchasing DGI Common Stock from time to time in the Nasdaq National Market at prevailing market prices pursuant to SEC Rule 10b-18 and in privately negotiated transactions, made the following purchases of DGI Common Stock in the Nasdaq National Market:

                                                              Page 5 of 11 Pages

                                         Number
                                        of Shares                      Per Share                     Aggregate
  Date of Purchase                      Purchased                   Purchase Price                Purchase Price
  ----------------                      ---------                   --------------                --------------
August 17, 1999                            1,000                       $10.125                        $10,125
August 17, 1999                            5,000                        10.1875                        50,938
August 18, 1999                            1,000                         9.9375                         9,938
August 25, 1999                            1,000                        10.125                         10,125
August 25, 1999                            5,000                        10.125                         50,625
September 1, 1999                          1,000                         9.625                          9,625
September 2, 1999                          6,500                         9.96875                       64,797
September 3, 1999                          1,000                         9.9687                         9,969
September 10, 1999                         1,000                         9.875                          9,875
October 5, 1999                            1,000                         9.50                           9,500
October 7, 1999                            6,000                         9.625                         57,750
October 8, 1999                            1,000                         9.50                           9,500
October 12, 1999                           1,000                         9.6875                         9,688
October 13, 1999                           1,000                         9.25                           9,250
October 14, 1999                           1,000                         9.125                          9,125
October 21, 1999                           1,000                         9.00                           9,000
October 22, 1999                           1,000                         8.875                          8,875
October 27, 1999                           1,000                         8.750                          8,750
October 29, 1999                           1,000                         8.6875                         8,688
November 1, 1999                           1,000                         7.875                          7,876
November 2, 1999                           1,000                         8.125                          8,125
November 3, 1999                           1,000                         7.875                          7,875
November 4, 1999                           1,000                         7.875                          7,875
November 5, 1999                           6,500                         7.875                         51,188
                                          ------                                                     --------
                                          48,000                                                     $449,082
                                          ======                                                     ========


     On November 15, 1999, DMIC purchased 57,714.765 shares of DGI Common Stock pursuant to the DGI Dividend Reinvestment Plan at a price of $7.85 per share, representing the average of the closing prices per share of DGI Common Stock on November 8, 9, 10, 11 and 12, 1999, for a total cost of $453,061.

     Between November 17, 1999 and December 31, 1999, DMIC, pursuant to its publicly announced program of purchasing DGI Common Stock from time to time in the Nasdaq National Market at prevailing market prices pursuant to SEC Rule 10b-18 and in privately negotiated transactions, made the following purchases of DGI Common Stock in the Nasdaq National Market:

                                                              Page 6 of 11 Pages



                                         Number
                                        of Shares                      Per Share                     Aggregate
  Date of Purchase                      Purchased                   Purchase Price                Purchase Price
  ----------------                      ---------                   --------------                --------------
November 17, 1999                          7,000                       $ 7.5625                      $ 52,938
November 18, 1999                          1,000                         7.375                          7,375
November 19, 1999                          1,000                         7.50                           7,500
November 24, 1999                          1,000                         7.3125                         7,313
November 29, 1999                          7,000                         6.875                         48,125
December 2, 1999                           1,000                         6.75                           6,750
December 3, 1999                           1,000                         6.25                           6,250
December 6, 1999                           1,000                         6.625                          6,625
December 7, 1999                           1,000                         6.50                           6,500
December 8, 1999                           1,000                         6.3125                         6,313
December 9, 1999                           9,000                         6.257                         56,313
December 10, 1999                          1,000                         7.125                          7,125
December 13, 1999                          1,000                         7.625                          7,625
December 15, 1999                          1,000                         7.375                          7,375
December 16, 1999                          1,000                         6.9375                         6,938
December 17, 1999                          1,000                         6.625                          6,625
December 20, 1999                          1,000                         6.675                          6,675
December 21, 1999                          9,500                         6.467                         61,437
December 22, 1999                          9,000                         6.514                         58,626
December 23, 1999                          9,100                         6.194                         56,365
December 27, 1999                          1,000                         6.375                          6,375
December 28, 1999                          9,000                         6.7986                        61,187
December 29, 1999                          1,000                         6.625                          6,625
December 30, 1999                          1,000                         6.5625                         6,563
December 31, 1999                          1,000                         6.4375                         6,438
December 31, 1999                          8,000                         6.4375                        51,500
                                          ------                                                     --------
                                          85,600                                                     $569,480
                                          ======                                                     ========


     All of the purchases by DMIC described herein were made with funds derived from DMIC's working capital or from dividends received from DGI.


Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby supplemented and restated in its entirety as follows:

                                                              Page 7 of 11 Pages


     (a) As of December 31, 1999, the following persons and entity beneficially owned the number of shares of Common Stock of DGI set forth opposite their respective names:

                                                                                  Shares                  Percent of
             Name of Individual                                                Beneficially              Outstanding
            or Identity of Group                                                  Owned(1)              Common Stock(2)
            --------------------                                               -------------            ---------------
5% Holders:

  Donegal Mutual Insurance Company......................................       5,249,324.768               62.1%
    1195 River Road
    Marietta, Pennsylvania  17547

Directors of DGI:

  C. Edwin Ireland......................................................            20,086(4)               --
  Donald H. Nikolaus....................................................           317,988(5)               3.7%
  Patricia A. Gilmartin.................................................            11,551(4)               --
  Philip H. Glatfelter, II..............................................            13,979(4)               --
  R. Richard Sherbahn...................................................             9,598(4)               --
  Robert S. Bolinger....................................................            11,310(4)               --
  Thomas J. Finley, Jr..................................................            10,220(4)               --

Executive Officers of DMIC and DGI (3):

  Ralph G. Spontak......................................................           126,662(6)               1.5%
  William H. Shupert....................................................            57,267(7)               --
  Frank J. Wood.........................................................            43,519(8)               --
  Robert G. Shenk.......................................................            49,444(9)               --
  Cyril J. Greenya......................................................            42,076(10)              --
  James B. Price........................................................            47,356(11)              --
  Daniel J. Wagner......................................................            36,950(12)              --

Directors of DMIC (13):

  Frederick W. Dreher...................................................            25,403(4)               --
  John E. Hiestand......................................................            10,703(4)               --

-------------------

(1) Information furnished by each individual named. This table includes shares that are owned jointly, in whole or in part, with the person's spouse, or individually by his spouse.

                                                              Page 8 of 11 Pages


(2)  Less than 1% unless otherwise indicated.

(3)  Excludes Executive Officers listed under "Directors of DGI."

(4) Includes 8,889 shares of DGI Common Stock the director has currently exercisable options to purchase under DGI's 1996 Equity Incentive Plan for Directors.

(5) Includes 222,222 shares of DGI Common Stock Mr. Nikolaus has currently exercisable options to purchase under DGI's Amended and Restated 1996 Equity Incentive Plan (the "1996 Equity Incentive Plan"), but excludes (i) 44,445 shares he has the option to purchase after July 1, 2000, (ii) 33,333 shares he has the option to purchase after December 16, 2000, (iii) 33,334 shares he has the option to purchase after December 16, 2001 and (iv) 33,333 shares he has the option to purchase after December 16, 2002.

(6) Includes 106,666 shares of DGI Common Stock Mr. Spontak has currently exercisable options to purchase under the 1996 Equity Incentive Plan, but excludes (i) 20,000 shares he has the option to purchase after July 1, 2000, (ii) 13,333 shares he has the option to purchase after December 16, 2000, (iii) 13,334 shares he has the option to purchase after December 16, 2001 and (iv) 13,333 shares he has the option to purchase after December 16, 2002.

(7) Includes 50,666 shares of DGI Common Stock Mr. Shupert has currently exercisable options to purchase under the 1996 Equity Incentive Plan, but excludes (i) 6,667 shares he has the option to purchase after July 1, 2000,
     (ii) 3,333 shares he has the option to purchase after December 16, 2000,
     (iii) 3,334 shares he has the option to purchase after December 16, 2001 and (iv) 3,333 shares he has the option to purchase after December 16, 2002.

(8) Includes 40,889 shares of DGI Common Stock Mr. Wood has currently exercisable options to purchase under the 1996 Equity Incentive Plan, but excludes (i) 8,889 shares he has the option to purchase after July 1, 2000,
     (ii) 3,333 shares he has the option to purchase after December 16, 2000,
     (iii) 3,334 shares he has the option to purchase after December 16, 2001 and (iv) 3,333 shares he has the option to purchase after December 16, 2002.

(9) Includes 44,445 shares of DGI Common Stock Mr. Shenk has currently exercisable options to purchase under the 1996 Equity Incentive Plan, but excludes (i) 7,111 shares he has the option to purchase after July 1, 2000,
     (ii) 8,333 shares he has the option to purchase after December 16, 2000,
     (iii) 8,334 shares he has the option to purchase after December 16, 2001 and (iv) 8,333 shares he has the option to purchase after December 16, 2002.

(10) Includes 40,889 shares of DGI Common Stock Mr. Greenya has currently exercisable options to purchase under the 1996 Equity Incentive Plan, but excludes (i) 7,111 shares he has the option to purchase after July 1, 2000,
     (ii) 5,333 shares he has the option to purchase

                                                              Page 9 of 11 Pages


     after December 16, 2000, (iii) 5,334 shares he has the option to purchase after December 16, 2001 and (iv) 5,333 shares he has the option to purchase after December 16, 2002.

(11) Includes 40,889 shares of DGI Common Stock Mr. Price has currently exercisable options to purchase under the 1996 Equity Incentive Plan, but excludes (i) 7,111 shares he has the option to purchase after July 1, 2000,
     (ii) 5,333 shares he has the option to purchase after December 16, 2000,
     (iii) 5,334 shares he has the option to purchase after December 16, 2001 and (iv) 5,333 shares he has the option to purchase after December 16, 2002.

(12) Includes 26,666 shares of DGI Common Stock Mr. Wagner has currently exercisable options to purchase under the 1996 Equity Incentive Plan, but excludes (i) 4,444 shares he has the option to purchase after July 1, 2000,
     (ii) 3,333 shares he has the option to purchase after December 16, 2000,
     (iii) 3,334 shares he has the option to purchase after December 16, 2001 and (iv) 3,333 shares he has the option to purchase after December 16, 2002.

(13) Excludes Directors listed under "Directors of DGI" and "Executive Officers of DMIC and DGI."

     (b) All of the persons together with his or her spouse and the entity described in Item 5(a) have sole voting power and sole dispositive power over all of the shares described in Item 5(a).

     (c) Reference is made to Item 3 hereof.

     To the best knowledge of DMIC, none of the persons named in Item 5(a) hereof has purchased or disposed of any shares of DGI Common Stock during the 60 days preceding December 31, 1999, except (i) purchases pursuant to the DGI Dividend Reinvestment Plan, (ii) purchases pursuant to the DGI Employee Stock Purchase Plan, (iii) the purchases by DMIC in the Nasdaq National Market reflected in Item 3 hereof and (iv) the following purchases in Nasdaq National Market transactions by the persons listed in Item 5(a) hereof:

                                                                                                               Aggregate
                                                                Number of                Per Share             Purchase
Name of Purchaser                Date of Purchase           Shares Purchased          Purchase Price            Price
-----------------                ----------------           ----------------          --------------        -------------
Donald H. Nikolaus                December 2, 1999                 500                     $6.25                $3,125
Donald H. Nikolaus                December 2, 1999                 500                      6.38                 3,188
Donald H. Nikolaus                December 3, 1999                 300                      6.50                 1,950
Donald H. Nikolaus                December 3, 1999                 200                      6.38                 1,275
Donald H. Nikolaus                December 23, 1999              1,000                      6.13                 6,125
Donald H. Nikolaus                December 27, 1999              1,000                      6.25                 6,250
Donald H. Nikolaus                December 28, 1999              3,000                      6.50                19,500
Donald H. Nikolaus                December 29, 1999                500                      6.38                 3,188
Donald H. Nikolaus                December 29, 1999                500                      6.31                 3,155

                                                             Page 10 of 11 Pages


Donald H. Nikolaus                December 29, 1999              2,000                      6.50                13,000
Donald H. Nikolaus                December 30, 1999              1,000                      6.38                 6,375
Donald H. Nikolaus                December 31, 1999              2,000                      6.38                12,750
Donald H. Nikolaus                December 31, 1999              3,876                      5.42                21,003
Philip H. Glatfelter, II          December 1, 1999                 500                      7.00                 3,500
Philip H. Glatfelter, II          December 2, 1999                 300                      6.38                 1,913
Daniel J. Wagner                  December 29, 1999             10,000                      6.50                65,000

                                                             Page 11 of 11 Pages



                                    SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                  DONEGAL MUTUAL INSURANCE COMPANY


                                  By: /s/ Ralph G. Spontak
                                      ----------------------------------------
                                      Ralph G. Spontak, Senior Vice President,
                                      Chief Financial Officer and Secretary


Dated: January 19, 2000